UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the notification of registration of Quaker Investment Trust, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:1

Name:  Quaker Investment Trust

Address of Principal Business Office:

2500 Weston Road, Suite 101, Weston, FL  33331

Telephone Number:  (800) 220-8888

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

Telephone Number: (302) 658-7581

Copies to:

Quaker Investment Trust
Attn:  President
2500 Weston Road, Suite 101
 Weston, FL  33331

1  In connection with a reorganization changing domicile from Massachusetts to Delaware, the registrant, Quaker Investment Trust, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of Quaker Investment Trust, a Massachusetts business trust, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on August 1, 2018, amending and adopting such registration statement as the registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment became effective on September 30, 2018.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]          NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this amended notification of registration to be duly signed on its behalf in the City of Weston, and the State of Florida on the 2nd day of October 2018.

Quaker Investment Trust

By: /s/Alyssa Greenspan
Name:  Alyssa Greenspan
Title: President

Attest:  /s/Todd Cohen
Name:  Todd Cohen
Title:  Secretary